Exhibit 99.3

EXPENSE REIMBURSEMENT AGREEMENT

STRICTLY CONFIDENTIAL

June 11, 2009

Hydrogenics Corporation 5985 McLaughlin Road Mississauga, ON L5R 1B8 Attention: Lawrence Davis, Chief Financial Officer	7188501 Canada Inc. 5985 McLaughlin Road Mississauga, ON L5R 1B8 Attention: Lawrence Davis, Chief Financial Officer

Dear Sirs:

Hydrogenics Corporation (“HCo”) acknowledges that we, on behalf of the Board of Trustees of Algonquin Power Income Fund (“APIF”), will be incurring substantial costs in pursuing the completion of a proposed transaction (the “Transaction”) consisting of (i) a plan of arrangement involving HCo, (ii) the Amendment Resolution, and (iii) a take-over bid by HCo for securities of APIF, which is the subject of the support agreement (the “Support Agreement”) entered into between HCo, the Board of Trustees, 7188501 Canada Inc. (“New Hydrogenics”) and us, dated the date hereof.  We acknowledge that HCo likewise has been and will be incurring substantial costs in connection with the Transaction. Capitalized terms utilized but not defined herein shall take the same meanings ascribed thereto in the Support Agreement.

In consideration of HCo and the Board of Trustees pursuing the completion of the Transaction, this letter agreement sets out the terms and conditions upon which certain expenses and compensation shall be payable in connection therewith, and other obligations and commitments of the parties hereto in connection with the Transaction.

1.1                                 Expenses.

In the event that:

(a)                                  the Transaction is completed, the payment of Algonquin Costs and Hydrogenics Costs shall be undertaken in accordance with the Support Agreement; and

(b)                                 the Transaction is not completed, APMI shall be responsible for and pay the Algonquin Costs and HCo shall be responsible for and pay the Hydrogenics Costs, subject to Sections 1.2 and 1.3 below.

1.2                                 Reimbursement of Expenses.

(a)                                  HCo will reimburse APMI for Algonquin Costs, to a maximum amount of $500,000 (the “APMI Expense Fee”), in the event that the Board of Trustees terminates the Support Agreement pursuant to any of:

(i)                                     section 5.2(d) of the Support Agreement, as a result of the conditions in paragraphs (b) or (e) of Schedule “C” to the Support Agreement not being satisfied; provided that the condition in paragraph (c) of Schedule “C” to the Support Agreement has been satisfied; or

(ii)                                  section 5.2(b) of the Support Agreement, except in the circumstances contemplated in Section 1.3(a)(ii).

(b)                                 APMI will reimburse HCo for Hydrogenics Costs, to a maximum amount of $500,000 (the “Hydrogenics Expense Fee”), in the event that HCo terminates the Support Agreement pursuant to any of:

(i)                                     section 5.3(c) of the Support Agreement, as a result of the conditions in paragraphs (c) or (d) of Schedule “C” to the Support Agreement not being satisfied; provided that the condition in paragraph (b) of Schedule “C” to the Support Agreement has been satisfied; or

(ii)                                  section 5.3(b) of the Support Agreement, except in the circumstances contemplated in Section 1.3(b)(ii).

(c)                                  Payment of the APMI Expense Fee or the Hydrogenics Expense Fee, as the case may be, shall be in immediate funds and paid to the applicable party 10 days from the termination of the Support Agreement pursuant to Section 1.2, subject to, in each case, HCo or APMI, as the case may be, receiving itemized statements, reasonably satisfactory to it, of the applicable Algonquin Costs or Hydrogenics Costs.

(d)                                 Notwithstanding the foregoing, if the Board of Trustees extends the Amendment Resolution Meeting date past July 27, 2009 without the prior written consent of HCo, APMI will not be entitled to any reimbursement pursuant to Section 1.2(a)(i) and if HCo extends the Arrangement Meeting date past July 27, 2009 without the prior written consent of the Board of Trustees, HCo will not be entitled to any reimbursement pursuant to Section 1.2(b)(i).

1.3                                 Break Fee.

(a)                                  HCo shall pay to APMI in immediate funds, $1 million (the “APMI Break Fee”):

(i)                                   concurrent with the termination of the Support Agreement, if the Support Agreement is terminated by HCo pursuant to section 5.3(f) of the Support Agreement; or

(ii)                                10 days from the date of termination of the Support Agreement by the Board of Trustees pursuant to section 5.2(b) of the Support Agreement, as a result of any wilful or intentional breach by HCo of its material covenants, representations or warranties contained in the Support Agreement.

(b)                                 APMI shall pay to HCo in immediate funds, $1 million (the “HCo Break Fee”):

(i)                                   concurrent with the termination of the Support Agreement, if the Support Agreement is terminated by the Board of Trustees pursuant to section 5.2(g) of the Support Agreement, or

(ii)                                10 days from the date of termination of the Support Agreement by HCo pursuant to section 5.3(b) of the Support Agreement, as a result of any wilful or intentional breach by the Board of Trustees of its material covenants, representations or warranties contained in the Support Agreement.

1.4                                 Pre-Transaction Transactions. Subject to this Section 1.4, HCo shall, following the execution of this Agreement, cooperate with the Board of Trustees and its Representatives and take such actions, including entering into such agreements and assuming such obligations, as the Board of Trustees and its Representatives may reasonably request, if necessary or desirable to consummate the Offers; provided that any agreements entered into, or obligations assumed, shall, unless HCo agrees otherwise:

(a)                                  be effective on the Effective Date; and

(b)                                 be expressly terminable or repudiated by HCo in the event that the Transaction is not completed without liability or cost to HCo, if possible, and where not possible, HCo, its subsidiaries and their respective Representatives shall have received an indemnity from APMI, in form and substance satisfactory to HCo, acting reasonably in the event that the Transaction is not completed.

Without limiting the foregoing, in the event that the Transaction is not completed, APMI shall be responsible for all liabilities, perform all obligations and pay for all costs and expenses arising from, or related to, any such agreements or obligations entered into or assumed by HCo (including under the Depositary Agreement, the HCo Trust Indenture, any securities issued thereunder, and otherwise related to the Offers) at the request of the Board of Trustees or its Representatives.

1.5                                 Exclusive Remedies.

(a)                                  Each party acknowledges that:

(i)                                   the payment of the APMI Expense Fee or the Hydrogenics Expense Fee, as the case may be, in the circumstances contemplated in Section 1.2 is the sole remedy to which a party is entitled on the termination of the Support Agreement under such circumstances; and

(ii)                                that the payment of the APMI Break Fee or the Hydrogenics Break Fee, as the case may be, in the circumstances contemplated in Section 1.3 is the sole remedy to which a party is entitled on the termination of the Support Agreement under such circumstances;

and that such amounts are not penalties, but intended to reimburse a party for its time, efforts and costs in implementing the transactions contemplated in the Support Agreement. Each party irrevocably waives any right it may have to raise as a defence that any such fees are excessive or punitive.

(b)                               In no event will any party be liable to any other party for special, incidental, indirect, consequential or punitive damages of any kind in connection herewith.

(c)                                Notwithstanding anything to the contrary herein, a party will not be obligated to make payment pursuant to Section 1.2 if such party has paid or is required to pay the APMI Break Fee or the HCo Break Fee, as applicable.

1.6                                 Notices. Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this letter agreement shall be in writing and shall be sufficiently given or made if delivered or faxed, in the case of:

(a)                                  APMI, addressed as follows:

Algonquin Power Management Inc.
2845 Bristol Circle
Oakville, ON  L6H 7H7

Attention:                                         Ian Robertson

Telecopier No.:               (905) 465-4540

with a copy to:

Blake, Cassels & Graydon LLP
Suite 2300
199 Bay Street
Commerce Court West
Toronto, ON  M5L 1A9

Attention:                                         R. Kenneth S. Pearce

Telecopier No.:               (416) 863-2653

(b)                                 the Board of Trustees, addressed as follows:

The Board of Trustees
Algonquin Power Income Fund
2845 Bristol Circle
Oakville, ON  L6H 7H7

Attention:                                         Ken Moore, Chairman

Telecopier No.:               (905) 465 4540

with a copy to:

Blake, Cassels & Graydon LLP
Suite 2300
199 Bay Street
Commerce Court West
Toronto, ON  M5L 1A9

Attention:                                         R. Kenneth S. Pearce

Telecopier No.:               (416) 863 2653

(c)                                  HCo or New Hydrogenics, addressed as follows:

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, ON  L5R 1B8

Attention:                                         Lawrence Davis, Chief Financial Officer

Telecopier No.:               (905) 361-3626

with a copy to:

Torys LLP
79 Wellington Street West, Suite 3000
Box 270, TD Centre
Toronto, ON  M5K 1N2

Attention:                                         John Emanoilidis

Telecopier No.:               (416) 865-7380

or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or telecopy (if during normal business hours or, if not, the next business day).

A business day for the purpose of this letter agreement shall mean any day on which banks in the City of Toronto, Ontario are open for business.  If the last day of a period of days is not a business day, the period shall be extended to the next following day which is a business day.

This letter agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of the counterparts may be effected by means of a telecopied transmission.

1.7                                 General.

(a)                                  In no event will any party be liable to the other for special, incidental, indirect, consequential or punitive damages of any kind in connection with this letter agreement.

(b)                                 This letter agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(c)                                  No party shall assign this agreement without the prior written consent of the other parties. This letter agreement shall enure to the benefit of the parties hereto and their successors and assigns.

(d)                                 All references to cents, dollars or “$” in this letter agreement are to the lawful currency of Canada.

(e)                                  This letter agreement, the Support Agreement, the Divestiture Agreement, the Indemnity Agreement,  any written agreements among any of the parties as at the date hereof and the Confidentiality Agreement represent the entire agreement between HCo, New Hydrogenics, the Board of Trustees, APIF, Algonquin Power Fund (Canada) Inc. and us with respect to the subject matter hereof, and replaces and supersedes the letter agreement dated April 13, 2009 between HCo and APIF.

Yours truly,

ALGONQUIN POWER MANAGEMENT INC.

	By:	/s/ Ian Robertson
	Name:	Ian Robertson
	Title:	Director

Accepted and agreed as of this 11th day of June, 2009.

HYDROGENICS CORPORATION

	By:	/s/ Lawrence Davis
	Name:	Lawrence Davis
	Title:	Chief Financial Officer

7188501 CANADA INC.

	By:	/s/ Lawrence Davis
	Name:	Lawrence Davis
	Title:	Chief Financial Officer